## Contact

www.linkedin.com/in/markpound (LinkedIn)

## Top Skills

Strategy

Business Development

Marketing

## Patents

System and Method for applying medication to a hoof

# Mark A. Pound

Digital Accessibility | Commercialization | Transformational Leadership | Strategist

Boise, Idaho, United States

## Summary

WHAT I DO:
A leader who doesn’t shy away from challenges and knows what it takes to get it done – a uniting purpose and strong culture, strategy and execution, the right team [internal and virtual], risk mitigation, change management, continuous improvement, creating value and increasing revenue across the short to long-term spectrum.

MY CHARACTER (MY WHY):
Turning a traumatic journey into inspiration and helping others not endure the same...
- 1985 on field football injury caused quadriplegic paralysis temporarily and extensive brachial plexus injury
- 2008 major car accident re-injured nerve damage and caused multiple spine injuries
- 2013 cervical spine fusion relieved 10-years of chronic pain
- 2014 began exercising, mindfulness practice, healthy diet
- 2019/2020 from continuous health management >> lost 50+lbs, completed a 70.3 Ironman relay

MY ETHOS:
Always Listening, Learning and Improving

WHAT OTHERS SAY:
"I found Mark as someone who understands how outward activities [PR, Marketing, Relationship Management, Business Development] inter-relate and impact all segments of business. He made sure each PR campaign took the dynamic into consideration – from the entire UX spectrum of the patient and his team to integration with sales and marketing including impact on operational systems and costs."  Jeff Swartz, Daly-Swartz PR

"Mark was well researched and and prepared to address all the details during our site visit. He was decisive, engaging and open to

consider alternatives and options. It was clear that he understood the the financial side of the business but what was more impressive is that he recognized the value of collaborating to create the best possible experience for the the patient as well as the staff."  Carol Eckhoff, Indoff

"He possesses a skill set that enables him to quickly grasp and analyze the big picture, strategically plan in realities of the market, organize and manage tactics, and lead others along the way. Mark is a positive and very personable individual with a high level of integrity. His energy is infectious, and inspires those he works with to achieve more."  Mark Malmquist, Superior Water Technologies

CONTACT ME:
mpound@blosma.com
www.linkedin.com/in/markpound

## Experience

### CurbCutOS, Inc. (formerly Nebula Media Group)
Chief Executive Officer
January 2023 - Present (5 months)

### Nebula Media Group
Chief Executive Officer
December 2021 - January 2023 (1 year 2 months)
Missouri | Idaho | Rhode Island

### nFrontHealth
CEO
January 2021 - December 2022 (2 years)
Idaho, United States

### Feel Alive Foods LLC
President | CEO
2018 - 2021 (3 years)
California | Missouri

A health science company that harnessed the power of Food as Medicine into an ecosystem for people living with a chronic disease to improve their health

and reduce the trillion-dollar impacts on the healthcare system and personal costs.

+ Established strict set of QC/QA standards for multiple disease states, known as the “Seal of Approval”, to ensure compliance from farm to table.
+ Market validation achieved across Healthcare Providers and Patients.

### Animo Health, Inc.

President | CEO
2015 - 2018 (3 years)
California | Missouri

A Patient Driven Healthcare Ecosystem for diabetes patients that improved quality of life while decreasing patient and healthcare system costs.

Among the various ecosystem elements Animo Health utilized an FDA approved treatment known as Microdose Insulin Infusion (MII) which safely and effectively slows, halts, and/or reverses, in most cases, the chronic complications associated with diabetes.

+ Developed and implemented the most integrated Healthcare Community model among clinics across the country
+ Established and recognized for an innovative operational model that resulted in increased efficiencies, work re-design, team training and satisfaction, and patient satisfaction
+ Recruited, hired, and led team in excess of 15
+ Raised and managed $3.5M of investment capital to establish and grow the business
+ Achieved profitability in first six months of operation with growth capital for subsequent clinics
+ Reduced treatment costs with no impact on data quality, patient outcomes, and staff safety
+ Achieved approval from major hospital network to add clinic on grounds and integrate with physician network

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### Prior Experience

1991 - 2015 (24 years)

+ Managing Partner, Blosma Consulting Group: hired by multiple startups to establish highly efficient/effective operational structures to commercialize

and scale their innovative platforms while aligning team members around a purpose driven culture.

+ CEO, Acquintel Health: founded incubator to develop and commercialize innovations previously deemed impossible, raised $3+ million, established global and multi-channel supply chain and distribution network, achieved key relationships in a multi-channel market consisting of KOL's, Olympic rider, and Royal Family of Dubai among others.

+ Product Development Manager: established and led teams to conduct market feasibility studies with subsequent planning, for those that met objectives, to commercialize innovations at CBS, Verizon Wireless, and The Sporting News.

+ Account Executive: consistently grew sales volume and key account client base by 20% annually, ranked 6th in nationwide sales within first 9-months, and realized multiple promotions consisting of regional account management and national account management within 1-year.

## Education

### Higher School of Economics

Neuroeconomics: How the Brain Makes Decisions · (2020 - 2021)

### Yale University

The Science of Well Being · (2020 - 2021)

### Macquarie University

Storytelling and Influencing: Communicate with impact · (2021)

### University of Missouri-Columbia

Bachelor of Science , Design · (1991)